SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------

                                  SCHEDULE TO
                                (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                              DIGEX, INCORPORATED
    -----------------------------------------------------------------------
                      (Name of Subject Company (Issuer))


                                WORLDCOM, INC.
                        INTERMEDIA COMMUNICATIONS INC.
                            BUSINESS INTERNET, INC.
                          INTERMEDIA INVESTMENT, INC.
 ---------------------------------------------------------------------------
             (Names of Filing Persons (Offeror and Other Persons))

                Class A Common Stock, par value $.01 per share
 ---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  253756 100
 ---------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Paul M. Eskildsen
                                   Secretary
                                WorldCom, Inc.
                         22001 Loudoun County Parkway
                               Ashburn, VA 20147
                                (703) 886-5600
 ----------------------------------------------------------------------------
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                Frederick S. Green, Esq./Steven D. Rubin, Esq.
                          Weil, Gotshal & Manges, LLP
                               767 Fifth Avenue
                              New York, NY 10153
                                (212) 310-8000

                           CALCULATION OF FILING FEE
 ----------------------------------------- ----------------------------------
          Transaction Valuation*             Amount of Filing Fee*
              not applicable                     not applicable
 ----------------------------------------- ----------------------------------

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable         Filing Party: Not applicable

Form or Registration No.:  Not applicable         Date Filed:   Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third-party tender offer subject to Rule 14d-1.

       [ ] issuer tender offer subject to Rule 13e-4.

       [X] going-private transaction subject to Rule 13e-3.

       [X] amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                ----------------------------------------------

     This Tender Offer Statement on Schedule TO is filed by WorldCom, Inc. ("WorldCom"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by WorldCom, Intermedia Communications Inc. ("Intermedia"), Business Internet, Inc. ("Business Internet") and Intermedia Investment, Inc. ("Intermedia Investment").

         WorldCom has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, WorldCom, Intermedia, Business Internet and Intermedia Investment will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at http://www.sec.gov and will be delivered without charge to all stockholders of Digex, Incorporated.

==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   13d-2(a)

                              Digex, Incorporated
------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                Class B Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                       Class A Common Stock: 253756 10 0
                       Class B Common Stock: 369385 20 8
-----------------------------------------------------------------------------
                                (CUSIP Number)

                               Paul M. Eskildsen
                                   Secretary
                                WorldCom, Inc.
                         22001 Loudoun County Parkway
                               Ashburn, VA 20147
                                (703) 886-5600
-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 23, 2003
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                        (Continued on following pages)
                             (Page 1 of 18 Pages)


==============================================================================

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 2 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

-----
1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      WorldCom, Inc.                                    58-1521612

-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                 (b) / /
-------------------------------------------------------------------------------

3. SEC USE ONLY
-------------------------------------------------------------------------------

4.    SOURCES OF FUNDS
      Class A Common Stock: WC,  OO
      Class B Common Stock: OO
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  /X/
         TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
----------- -------------------------------------------------------------------

   NUMBER OF SHARES     7.        SOLE VOTING POWER
                                  Class A Common Stock: 39,350,000(1)
                                  Class B Common Stock: 39,350,000(2)
                        -------------------------------------------------------

BENEFICIALLY OWNED BY   8.        SHARED VOTING POWER
                                  None
                        -------------------------------------------------------

    EACH REPORTING      9.        SOLE DISPOSITIVE POWER
                                  Class A Common Stock: 39,350,000(1)
                                  Class B Common Stock: 39,350,000(2)
                        -------------------------------------------------------

     PERSON WITH        10.       SHARED DISPOSITIVE POWER
                                  Class A Common Stock:  730,995(3)
-------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Class A Common Stock: 40,080,995(4)
            Class B Common Stock: 39,350,000(2)
-------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)              / /
-------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Class A Common Stock: 61.1%(4)
            Class B Common Stock: 100.0%(2)
-------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON                                  CO
-------------------------------------------------------------------------------

(1) Represents shares of Class A Common Stock if Class B shares are converted.
(2) Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc., which is a directly owned subsidiary of WorldCom.
(3) Represents shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned directly by HPQ Holdings, LLC, a wholly owned subsidiary of Hewlett-Packard Company, which shares WorldCom has agreed to purchase pursuant to the terms of a Stock Purchase Agreement dated July 23, 2003, by and among WorldCom, Hewlett-Packard and HPQ Holdings. So long as the Stock Purchase Agreement is in effect, HPQ is prohibited from selling or otherwise transferring the Series A Convertible Preferred Stock. WorldCom's acquisition of the Series A Convertible Preferred Stock is conditioned on, among other things, approval of the U.S. Bankruptcy Court for the Southern District of New York. (See Items 4, 5 and 6 of this Schedule 13D).
(4) Includes shares of Class A Common Stock if Class B shares are converted and shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned by HPQ Holdings, LLC. See notes (2) and (3) above.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 3 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Intermedia Communications Inc.                                 59-2913586
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------

3. SEC USE ONLY
-------------------------------------------------------------------------------

4.   SOURCES OF FUNDS
                      Class A Common Stock: OO
                      Class B Common Stock: OO
-------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    /X/
-------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      Delaware
-------------------------------------------------------------------------------

   NUMBER OF SHARES     7.        SOLE VOTING POWER
                                  Class A Common Stock: 39,350,000(1)
                                  Class B Common Stock: 39,350,000(2)
                        -------------------------------------------------------

BENEFICIALLY OWNED BY   8.       SHARED VOTING POWER

                                 None
                        -------------------------------------------------------

    EACH REPORTING      9.       SOLE DISPOSITIVE POWER
                                 Class A Common Stock: 39,350,000(1)
                                 Class B Common Stock: 39,350,000(2)
                        -------------------------------------------------------

     PERSON WITH        10.      SHARED DISPOSITIVE POWER

                                  None
-------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Class A Common Stock: 39,350,000(1)
    Class B Common Stock: 39,350,000(2)
-------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       / /
    CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)
-------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Class A Common Stock: 60.7%(1)
    Class B Common Stock: 100.0%(2)
-------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                      CO
-------------------------------------------------------------------------------

(1) Represents shares of Class A Common Stock if Class B shares are converted.
(2) Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 4 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------


-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Business Internet, Inc.                                      52-1986462
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) / /
-------------------------------------------------------------------------------

3. SEC USE ONLY
-------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

              Class A Common Stock: OO
              Class B Common Stock: OO
-------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          /X/
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  Delaware
-------------------------------------------------------------------------------

   NUMBER OF SHARES     7.    SOLE VOTING POWER
                              Class A Common Stock: 39,350,000(1)
                              Class B Common Stock: 39,350,000(2)
                        -------------------------------------------------------

BENEFICIALLY OWNED BY   8.    SHARED VOTING POWER

                              None
                        -------------------------------------------------------

    EACH REPORTING      9.    SOLE DISPOSITIVE POWER
                              Class A Common Stock: 39,350,000(1)
                              Class B Common Stock: 39,350,000(2)
                        -------------------------------------------------------

     PERSON WITH        10.   SHARED DISPOSITIVE POWER

                              None
-------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Class A Common Stock: 39,350,000(1)
     Class B Common Stock: 39,350,000(2)
-------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /
     CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)
-------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Class A Common Stock: 60.7%(1)
     Class B Common Stock: 100.0%(2)
-------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                          CO
-------------------------------------------------------------------------------

(1) Represents shares of Class A Common Stock if Class B shares are converted.
(2) Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., which is a wholly owned subsidiary of Business Internet, Inc.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 5 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

----------- -------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Intermedia Investment, Inc.                                 59-3677137
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                  (b) / /
-------------------------------------------------------------------------------

3. SEC USE ONLY
-------------------------------------------------------------------------------

4.          SOURCES OF FUNDS

            Class A Common Stock: OO
            Class B Common Stock: OO
-------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           /X/
-------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     Delaware
-------------------------------------------------------------------------------

   NUMBER OF SHARES     7.        SOLE VOTING POWER
                                  Class A Common Stock: 39,350,000(1)
                                  Class B Common Stock: 39,350,000
                        -------------------------------------------------------

BENEFICIALLY OWNED BY   8.        SHARED VOTING POWER

                                  None
                        -------------------------------------------------------

    EACH REPORTING      9.        SOLE DISPOSITIVE POWER
                                  Class A Common Stock: 39,350,000(1)
                                  Class B Common Stock: 39,350,000
                        -------------------------------------------------------

     PERSON WITH        10.       SHARED DISPOSITIVE POWER

                                  None
-------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Class A Common Stock: 39,350,000(1)
            Class B Common Stock: 39,350,000
-------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS
            BEFORE FILLING OUT)                                   / /
-------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Class A Common Stock: 60.7%(1)
            Class B Common Stock: 100.0%
-------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                  CO
-------------------------------------------------------------------------------

(1) Represents shares of Class A Common Stock if Class B shares are converted.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 6 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

Item. 1.   Security and Issuer

         This Schedule 13D ("Schedule 13D") relates to the Class A common stock, par value $0.01 per share ("Class A Stock"), and the Class B common stock, par value $0.01 per share ("Class B Stock"), of Digex, Incorporated ("Digex"), a Delaware corporation. Digex's principal executive offices are located on 14400 Sweitzer Lane, Laurel, MD 20707.

Item. 2.  Identity and Background

         WorldCom, Inc. ("WorldCom") is a Georgia corporation. The principal business of WorldCom is telecommunications. WorldCom's directly owned subsidiary, Intermedia Communications Inc. ("Intermedia"), a Delaware corporation, holds its interest in Digex through its wholly owned subsidiary, Business Internet, Inc. ("Business Internet"), a Delaware corporation, whose wholly owned subsidiary, Intermedia Investment, Inc. ("Intermedia Investment"), a Delaware corporation, is the record holder of the Digex shares. The principal business and principal office of WorldCom is located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147. The principal business of Intermedia, Business Internet and Intermedia Investment is telecommunications. The principal business and principal office of Intermedia is located at One Intermedia Way, Tampa, Florida 33647. The principal business and principal office of Business Internet and Intermedia Investment are located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147. Certain information pertaining to executive officers and directors of WorldCom, Intermedia, Business Internet and Intermedia Investment are set forth in Annexes A, B, C and D hereto and incorporated herein by reference.

         On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom's capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles. WorldCom promptly notified its recently engaged external auditors, KPMG LLP ("KPMG"), and has engaged KPMG to undertake a comprehensive audit of WorldCom's financial statements for 2000, 2001 and 2002.

         On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

         A Special Committee of WorldCom's Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering as special counsel and PricewaterhouseCoopers LLP as their financial advisors. WorldCom's accounting practices also are under investigation by the U.S. Attorney's Office for the Southern District of New York (the "District Court") and the Examiner appointed by the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Richard Thornburgh, former Attorney General of the United States. On June 9, 2003, the Examiner released the second Interim Report regarding, among other things, corporate governance matters and past accounting practices. On November 4, 2002, the Examiner released the first Interim Report regarding the Examiner's preliminary observations.

          By order dated June 26, 2002, the Securities and Exchange Commission ("SEC") required WorldCom to file a sworn statement pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934 (the "Exchange Act") describing in detail the facts and circumstances underlying the events leading to

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 7 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

WorldCom's June 25th announcement. WorldCom filed the sworn statement on July 1, 2002 and filed an amended statement on July 8, 2002.

         The SEC filed a civil action against WorldCom on June 26, 2002 seeking injunctive relief and damages under various legal theories. On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims brought in this suit. The injunction enjoins WorldCom, its employees and its agents from violating the antifraud, reporting, and books and records and internal controls provisions of the federal securities laws. The injunction directs WorldCom's Corporate Monitor, Richard Breeden, to review the adequacy and effectiveness of WorldCom's corporate governance systems, policies, plans, and practices, requires WorldCom to retain a consultant to review its material internal accounting control structure and policies, obligates WorldCom to provide reasonable training to its senior operational officers and financial reporting personnel to minimize the possibility of future violations, and permits the SEC to seek a civil penalty.

         On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the initial proposed settlement, WorldCom would satisfy an SEC civil penalty of $1.51 billion by payment of $500 million upon the effective date of WorldCom's emergence from Chapter 11 protection. On June 11, 2003, WorldCom consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002.

         On July 2, 2003, WorldCom filed documents in the District Court modifying the proposed settlement. Pursuant to the revised proposed settlement, WorldCom will satisfy the SEC civil penalty by paying $500 million upon the effective date of WorldCom's emergence from Chapter 11 protection and by transfer of common stock in the reorganized company having a value of $250 million. On July 3, 2003, WorldCom filed proposed settlement documents that reflect a technical change that increases the civil penalty from $1.51 billion to $2.25 billion without changing the amount to be paid by WorldCom as described in the preceding sentence. On July 7, 2003, the District Court issued an order approving the proposed settlement. The proposed settlement must also be approved by the Bankruptcy Court. The proposed settlement provides that the funds paid and common stock transferred by WorldCom in satisfaction of the SEC's penalty claim will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002. The SEC has proposed a plan for distribution of the funds, which is subject to court approval.

         WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its then chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. The former corporate controller and three accounting directors have entered into plea agreements with the U.S. Attorney's Office, and on August 28, 2002, a grand jury returned an indictment charging the former chief financial officer with various securities-related crimes; trial of that case is currently scheduled for February 2004. On April 16, 2003, a superseding indictment was filed to include additional charges against the former chief financial officer. The U.S. Attorney's Office has advised WorldCom that its investigation of certain former officers and employees is ongoing.

         Except as described above, during the past five years, neither WorldCom, Intermedia, Business Internet or Intermedia Investment nor, to the best knowledge of each of them, respectively, any of the members of their respective Board of Directors or executive officers has had any criminal convictions, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 8 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------
Item. 3.          Source and Amount of Funds or Other Consideration

         In July 1997, Intermedia acquired 98.8% of the outstanding shares of common stock of DIGEX, Incorporated ("DIGEX") through a cash tender offer by a wholly owned subsidiary of Intermedia, after which the wholly owned subsidiary merged into DIGEX. The aggregate consideration for the acquisition was approximately $155 million, and Intermedia used its existing cash reserves for the acquisition.

         Digex was incorporated in April 1999, and DIGEX contributed certain assets to Digex in contemplation of an initial public offering by Digex, which occurred in August 1999. After the initial public offering, Intermedia contributed the Class B Stock of Digex it held to its wholly owned subsidiary Intermedia Financial Company.

         In February 2000, Intermedia sold 10,650,000 shares of the Class B Stock it held in a public offering. The Class B Stock sold automatically converted into Class A Stock at the closing of the offering.

         On August 23, 2000, Intermedia Financial Company was merged into Intermedia Investment, which became the holder of shares of Digex. Shares of Intermedia Investment are held by Business Internet, which is a wholly owned subsidiary of Intermedia.

         In July 2001, WorldCom acquired all the capital stock of Intermedia, other than Intermedia's 13 1/2% series B preferred stock, thereby acquiring an indirect controlling interest in Digex. WorldCom owns approximately 90% of the voting securities of Intermedia.

         On July 23, 2003, WorldCom agreed to purchase 50,000 outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of Digex pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") among WorldCom, Hewlett-Packard Company ("Hewlett-Packard") and Hewlett-Packard's wholly owned subsidiary, HPQ Holdings, LLC, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference, for an aggregate purchase price of $11 million. The Stock Purchase Agreement, including the payment of the purchase price, is subject to approval of the Bankruptcy Court. WorldCom will use cash on hand to make the purchase.

Item. 4.          Purpose of Transaction

         On the date hereof, WorldCom has filed a motion with the Bankruptcy Court seeking the Bankruptcy Court's authorization and approval for WorldCom to acquire beneficial ownership of all of the outstanding stock of Digex through the purchase of all of Digex's outstanding shares of Series A Preferred Stock pursuant to the Stock Purchase Agreement and the purchase of all of Digex's outstanding shares of Class A Stock, other than such shares owned by WorldCom, Intermedia, Business Internet or Intermedia Investment, pursuant to a tender offer and subsequent merger. A copy of the motion is filed as Exhibit 3 hereto and incorporated herein by reference.

         Also on the date hereof, WorldCom presented a letter to the Chairman of the Special Committee of the Board of Directors of Digex, comprised of directors independent of WorldCom, Intermedia, Business Internet and Intermedia Investment, that advised Digex of WorldCom's proposal for acquiring the outstanding shares of Class A Stock pursuant to the tender offer and the merger and requesting the Special Committee evaluate the proposal for purposes of making a recommendation with respect to the proposal. A copy of the letter to the Chairman of the Special Committee is attached hereto as Exhibit 4 and incorporated herein by reference.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 9 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------
         WorldCom issued a press release today noting the filing of the motion with the Bankruptcy Court and the communication with the Special Committee. The press release is attached as Exhibit 5 hereto and is incorporated herein by reference.

         Subject to the Bankruptcy Court's authorization, WorldCom intends to commence a tender offer to acquire at a price of $0.70 per share all of the outstanding shares of Class A Stock not owned by WorldCom, Intermedia, Business Internet or Intermedia Investment. Consummation of the tender offer will be subject to customary conditions for a tender offer, as well as the condition that WorldCom receive valid tenders (that have not been withdrawn prior to expiration of the tender offer) of a sufficient number of shares of Class A Stock such that, after purchase of shares pursuant to the tender offer, WorldCom, Intermedia, Business Internet and Intermedia Investment would own at least 90% of the outstanding shares of Class A Stock on an as-converted basis (the "Minimum Condition"). "On an as-converted basis" means the percentage of shares of Class A Stock that WorldCom, Intermedia, Business Internet and Intermedia Investment would own following conversion into shares of Class A Stock of the shares of Class B Stock they own and the shares of Series A Preferred Stock they propose to purchase under the Stock Purchase Agreement.

         Upon acquisition of sufficient shares of Class A Stock as part of the tender offer to meet the Minimum Condition, WorldCom intends to cause Digex to be merged with Intermedia Investment (the "Merger") in a short-form merger pursuant to the provisions of Section 253 of the Delaware General Corporation Law ("DGCL"). As part of the Merger, WorldCom will cause to be paid to the remaining holders (other than WorldCom, Intermedia, Business Internet or Intermedia Investment) of shares of Class A Stock for such shares (i) the same consideration for their shares as paid to the holders of Class A Stock who tendered their shares in the tender offer or (ii) for those holders that exercise appraisal rights in respect of such shares in accordance with Section 262 of the DGCL, the fair value of their shares (which may be an amount less than, more than or equal to the consideration paid for shares in the tender offer). Upon consummation of the Merger, all of the outstanding shares of capital stock of Digex (or Intermedia Investment, if Digex shall not be the surviving company in the Merger) will be owned indirectly by WorldCom.

         Upon consummation of the tender offer, WorldCom may cause Digex to apply to terminate the registration of the Class A Stock under the Exchange Act to the extent it is eligible for such termination. In the event that there are less than 300 record holders of the Class A Stock following consummation of the tender offer, the registration of the shares of Class A Stock may be terminated upon application by Digex to the SEC. Furthermore, termination of the registration of the shares of Class A Stock under the Exchange Act would cause the shares of Class A Stock to cease to be quoted on the Over the Counter Bulletin Board ("OTC BB").

         Upon consummation of the Merger, Digex will not be subject to the reporting requirements of the Exchange Act, and shares of Class A Stock will cease to be quoted on the OTC BB.

         Except as set forth above, none of WorldCom, Intermedia, Business Internet and Intermedia Investment has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         WorldCom's plans and proposals as set forth in this Item 4 remain subject to substantial authorizations and approvals and are not intended to be legally binding in any way. If a tender offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the SEC and the mailing of appropriate materials to the public stockholders of Digex.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 10 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

         Any communications regarding the potential tender offer will be filed with the SEC on Schedule TO as "pre-commencement communications" to a tender offer. When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13E-3) to be filed by WorldCom, as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO free of charge from the SEC's website at HTTP://WWW.SEC.GOV or from WorldCom by directing a request to WorldCom, Inc., 22001 Loudoun County Parkway, Ashburn, VA 20147.

Item. 5.          Interest in Securities of the Issuer

         WorldCom presently beneficially owns 39,350,000 shares of Class B Stock, representing 100.0% of the presently outstanding shares of Class B Stock, based upon 39,350,000 outstanding shares of Class B Stock as of April 30, 2003, as represented by Digex in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. Each share of Class B Stock is fully convertible into Class A Stock, on a one-for-one basis, at any time at the option of the holder and shall automatically convert into Class A Stock upon the transfer of the Class B Stock to any person or entity not affiliated with Intermedia. Additionally, subject to receipt of the necessary authorization and approval of the Bankruptcy Court, after completing the acquisition of the Series A Preferred Stock, WorldCom will beneficially own 50,000 shares of Series A Preferred Stock, representing 100.0% of the presently outstanding shares of Series A Preferred Stock. As of the date hereof, each share of Series A Preferred Stock is fully convertible, at the option of the holder, into 14.62 shares of Class A Stock, for an aggregate of 730,995 shares of Class A Stock, based on a liquidation preference of $1,000 and a conversion price of $68.40. WorldCom therefore beneficially owns 40,080,995 shares of Class A Stock, representing approximately 61.1% of the presently outstanding shares of Class A Stock, based upon a total of 25,519,461 outstanding shares of Class A Stock as of April 30, 2003, as represented by Digex in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

         WorldCom (through Intermedia, Business Internet and Intermedia Investment) has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the 39,350,000 shares of Class B Stock WorldCom presently owns beneficially. Each share of Class B Stock entitles the holder to 10 votes per share, while each share of Class A Stock entitles the holder to one vote per share.

         Subject to receipt of the necessary authorization and approval of the Bankruptcy Court, after completing the purchase of the Series A Preferred Stock, WorldCom will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 50,000 shares of the Series A Preferred Stock WorldCom will own beneficially after the purchase.

         To the best knowledge of WorldCom, Intermedia, Business Internet and Intermedia Investment, respectively, as of the date hereof, no executive officer or director of WorldCom, Intermedia, Business Internet or Intermedia Investment, respectively, listed on Annexes A, B, C and D to this Schedule is a beneficial owner of any Class A Stock or Class B Stock. In addition, none of WorldCom, Intermedia, Business Internet or Intermedia Investment, nor, to the best knowledge of WorldCom, Intermedia, Business Internet and Intermedia Investment, respectively, as of the date hereof, any executive officer or director of WorldCom, Intermedia, Business Internet or Intermedia Investment, respectively, listed on Annexes A, B, C and D to this Schedule has effected any transactions in shares of the Class A Stock or Class B Stock during the past 60 days.

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 11 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------


Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On July 31, 2001, Digex entered into a note purchase agreement with WorldCom pursuant to which WorldCom agreed to provide funding, either directly or through its affiliates, in the form of floating rate senior notes for the Digex business plans for 2001 and 2002. Intermedia issued senior notes under this note purchase agreement in an aggregate principal amount of $97.9 million outstanding as of March 1, 2003. The notes bear interest at LIBOR plus a margin of 3% per annum. The maturity date of notes is December 31, 2006. A copy of the note purchase agreement is attached as Exhibit 6 hereto and incorporated herein by reference.

         On January 14, 2002, Digex entered into another note purchase agreement with Intermedia under which Intermedia purchased a senior note in the amount of $25.0 million. The note matures on December 31, 2003 and bears interest at LIBOR plus a margin of 3% per annum. A copy of the note purchase agreement is attached as Exhibit 7 hereto and incorporated herein by reference.

         On July 23, 2003, WorldCom entered into the Stock Purchase Agreement with Hewlett-Packard and its wholly owned subsidiary, HPQ Holdings, LLC, pursuant to which WorldCom agreed to purchase the Series A Preferred Stock for $11.0 million. The Stock Purchase Agreement, including the payment of the purchase price, is subject to Bankruptcy Court authorization and approval. Additionally, consummation of the purchase of the Series A Preferred Stock is conditioned upon WorldCom's acquisition of sufficient shares of Class A Stock such that it can cause the Merger, as described in Item 4 above. A copy of the Stock Purchase Agreement is filed as Exhibit 2 hereto.

Item. 7.          Materials to be Filed as Exhibits

         Attached hereto or incorporated herein are the following exhibits:

         1.       Joint Filing Agreement, dated July 24, 2003.

         2. Stock Purchase Agreement, dated as of July 23, 2003, by and between Hewlett-Packard Company, HPQ Holdings, LLC and WorldCom, Inc.

         3. Motion of the Debtors Pursuant to Section 363 of the Bankruptcy Code Authorizing Acquisition of Digex, Incorporated.

         4. Letter dated July 24, 2003, from WorldCom, Inc. to the Special Committee of the Board of Directors of Digex, Incorporated.

         5.       Press release issued by WorldCom, Inc. on July 24, 2003.

         6. Note Purchase Agreement dated July 31, 2001 between Digex, Incorporated and WorldCom, Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Digex, Incorporated for the quarter ended September 30, 2001 (File No. 000-26873) filed on November 14, 2001).

         7. Note Purchase Agreement dated July 31, 2001 between Digex, Incorporated and Intermedia Communications Inc. (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K of Digex, Incorporated for the year ended December 31, 2001 (File No. 000-26873) filed on April 1, 2002).

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 12 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------
                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2003


                         WORLDCOM, INC.


                         By: /s/ Paul M. Eskildsen
                             ----------------------------------------------
                             Name:   Paul M. Eskildsen
                             Title:  Secretary

                         INTERMEDIA COMMUNICATIONS INC.


                         By: /s/ Paul M. Eskildsen
                             ----------------------------------------------
                             Name:   Paul M. Eskildsen
                             Title:  Secretary

                         BUSINESS INTERNET, INC.


                         By: /s/ Paul M. Eskildsen
                             ----------------------------------------------
                             Name:   Paul M. Eskildsen
                             Title:  Secretary

                         INTERMEDIA INVESTMENT, INC.


                         By: /s/ Paul M. Eskildsen
                             ----------------------------------------------
                             Name:   Paul M. Eskildsen
                             Title:  Secretary

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 13 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------


                                                                     Exhibit 1

                            JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached statement on Schedule 13D and of all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on July 24, 2003.

                                 WORLDCOM, INC.


                                 By: /s/ Paul M. Eskildsen
                                     --------------------------------
                                 Name:  Paul M. Eskildsen
                                 Title: Secretary


                                 INTERMEDIA COMMUNICATIONS INC.


                                 By: /s/ Paul M. Eskildsen
                                     --------------------------------
                                 Name:  Paul M. Eskildsen
                                 Title: Secretary


                                 BUSINESS INTERNET, INC.


                                 By: /s/ Paul M. Eskildsen
                                     -------------------------------
                                 Name:  Paul M. Eskildsen
                                 Title: Secretary


                                 INTERMEDIA INVESTMENT, INC.

                                 By: /s/ Paul M. Eskildsen
                                     -------------------------------
                                 Name:  Paul M. Eskildsen
                                 Title: Secretary

-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 14 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

                                    Annex A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. ("WorldCom"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of WorldCom. The principal address of WorldCom is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.


     Name and Current
     Business Address                          Present Principal Occupation or Employment

CYNTHIA K. ANDREOTTI                          Ms. Andreotti serves as President, Business Markets of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.

DENNIS R. BERESFORD                           Mr. Beresford is a director of WorldCom.  Mr. Beresford is a Professor
J.M. Tull School of Accounting                of Accounting at the J.M. Tull School of Accounting, Terry College of
Terry College of Business                     Business, The University of Georgia.
The University of Georgia
Athens, GA 30602
U.S.A.

ROBERT T. BLAKELY                             Mr. Blakely serves as Executive Vice President and Chief Financial
WorldCom, Inc.                                Officer of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.

SETH D. BLUMENFELD                            Mr. Blumenfeld serves as President, WorldCom International of WorldCom.
2 International
Rye Brook, NY  10573
U.S.A.

FRED M. BRIGGS                                Mr. Briggs serves as President, Operations and Technology of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.

MICHAEL D. CAPELLAS                           Mr. Capellas serves as President, Chief Executive Officer and Chairman
WorldCom, Inc.                                of the Board of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.


-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 15 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

DANIEL L. CASACCIA                            Mr. Casaccia serves as Executive Vice President, Human Resources of
WorldCom, Inc.                                WorldCom.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.

JONATHAN CRANE                                Mr. Crane serves as Executive Vice President, Strategy and Marketing
WorldCom, Inc.                                of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.

PAUL M. ESKILDSEN                             Mr. Eskildsen serves as Acting General Counsel, Vice President and
WorldCom, Inc.                                Secretary of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.

VICTORIA D. HARKER                            Ms. Harker serves as Senior Vice President, Finance of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.

WAYNE E. HUYARD                               Mr. Huyard serves as President, Mass Markets of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.

NICHOLAS deB. KATZENBACH                      Mr. Katzenbach is a director of WorldCom.  Mr. Katzenbach is a private
33 Greenhouse Drive                           attorney.
Princeton, NJ 08540
U.S.A.

C.B. ROGERS, JR.                              Mr. Rogers is a director of WorldCom. Mr. Rogers formerly
Equifax Inc. 3060                             served as Equifax, Inc. an executive officer and director of
Peachtree Road - Suite 240
Atlanta, GA 30305
U.S.A.

GRACE CHEN TRENT                              Ms. Trent serves as Vice President and Chief of Staff of WorldCom.
WorldCom, Inc.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.


-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 16 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------

                                    Annex B

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                        INTERMEDIA COMMUNICATIONS INC.

Directors and Executive Officers of Intermedia Communications Inc. ("Intermedia"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Intermedia. The principal address of Intermedia is One Intermedia Way, Tampa, Florida 33647, U.S.A. Each such person is a citizen of the United States.


       Name and Current
       Business Address                 Present Principal Occupation or Employment
       ----------------                 ------------------------------------------

MICHAEL D. CAPELLAS                    Mr. Capellas serves as President, Chief Executive Officer and sole
WorldCom, Inc.                         director of Intermedia.  Mr. Capellas is President, Chief Executive
22001 Loudoun County Parkway           Officer and Chairman of the Board of WorldCom.
Ashburn, VA  20147
U.S.A.

PAUL M. ESKILDSEN                      Mr. Eskildsen serves as Secretary of Intermedia.  Mr. Eskildsen is
WorldCom, Inc.                         Acting General Counsel, Vice President and Secretary of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.


-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 17 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------
                                    Annex C

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                           BUSINESS INTERNET, INC.

Directors and Executive Officers of Business Internet, Inc. ("Business Internet"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Business Internet. The principal address of Business Internet is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.


              Name and Current
              Business Address                       Present Principal Occupation or Employment
              ----------------                       ------------------------------------------
MICHAEL D. CAPELLAS                    Mr. Capellas serves as President, Chief Executive Officer and sole
WorldCom, Inc.                         director of Business Internet.  Mr. Capellas is President, Chief
22001 Loudoun County Parkway           Executive Officer and Chairman of the Board of WorldCom.
Ashburn, VA  20147
U.S.A.


PAUL M. ESKILDSEN                      Mr. Eskildsen serves as Secretary of Business Internet.  Mr. Eskildsen
WorldCom, Inc.                         is Acting General Counsel, Vice President and Secretary of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.


-----------------------------------                  --------------------
Class A Common Stock: 253756 10 0    Schedule 13D    Page 18 of 18 Pages
Class B Common Stock: 369385 20 8
-----------------------------------                  --------------------
                                    Annex D

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                         INTERMEDIA INVESTMENT, INC.

Directors and Executive Officers of Intermedia Investment, Inc. ("Intermedia Investment"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Intermedia Investment. The principal address of Intermedia Investment is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.


        Name and Current
        Business Address                        Present Principal Occupation or Employment
        ----------------                        ------------------------------------------

MICHAEL D. CAPELLAS                     Mr. Capellas serves as President, Chief Executive Officer and sole
WorldCom, Inc.                          director of Intermedia Investment.  Mr. Capellas is President, Chief
22001 Loudoun County Parkway            Executive Officer and Chairman of the Board of WorldCom.
Ashburn, VA  20147
U.S.A.

PAUL M. ESKILDSEN                       Mr. Eskildsen serves as Secretary of Intermedia Investment.  Mr.
WorldCom, Inc.                          Eskildsen is Acting General Counsel, Vice President and Secretary of
22001 Loudoun County Parkway            WorldCom.
Ashburn, VA 20147
U.S.A.
